Exhibit 99.2
PSO E-mail
GOLD
March 23, 2009
To: All Intel Employees
I am pleased to provide you with more details about the stock-related announcements I made earlier today during a live employee Open Forum.* But first I’d like to share with you my perspective on Intel, what’s happening around us and why I felt it was important to make this investment in you at this time.
Intel is a strong company today. And as I look ahead, even amid these unprecedented business conditions, I continue to be optimistic about our future. For Intel to win and emerge from this economic crisis in a stronger position, we must not only continue our investments in technology and products, but also invest in our people.
Why? Because investing in our employees is the best way to deliver on our long-term commitment to competitiveness. I believe it is very important that you share in the long-term success of the company that you commit yourselves to every day.
Here’s an overview of our announcement:
1.	Investment Stock Grant: Intel is granting all eligible employees a special, one-time stock award that will have the same composition as the Focal stock grant you will receive this year. In effect, this doubles the grant size you would have otherwise been awarded. Your manager will provide your individual amounts in the next few weeks. It is important to note that both the Investment grant and Focal grant will be delivered on a meritocratic basis. This is one of the reasons we are having a normal review cycle in a year when we are suspending Focal pay raises and promotions.

2.	Increase in Focal RSU grant size for non-exempt employees: We are increasing Focal RSU grants to more meaningful levels, about double the current size. If this applies to you, your manager will provide the details of your grant during your Focal performance review. Your Investment Stock Grant will also reflect the new level of Focal RSUs.

3.	Stock Option Exchange Program: In May we will ask for stockholder approval of a stock option exchange program. Under the program, employees will be given the opportunity to exchange previously granted, “underwater” options for a smaller number of new options at the market price on the date of exchange. This exchange is based upon a “value for value” program which we believe has a good chance of receiving stockholder approval. Barring significant market changes—for example, if the stock price recovers enough to make the exchange unproductive—implementation of this program, which is voluntary for employees, is planned for Q4 in countries eligible to participate. More details will be provided as we approach that time.
You help make Intel the great company it is, and I’m pleased to be able to make this long-term investment in you, especially during these uncertain times. I would like to extend a challenge to all of us: let’s stay focused on what we need to do to power through this downturn together. I’m proud of what we’ve already accomplished, and I look forward to what we can do together in the future.
Paul
Paul S. Otellini
President and Chief Executive Officer
•	Check Circuit later today for a recap of Paul’s Open Forum and a link to the webcast replay.

•	Click here for important legal information

Important Legal Information
The Stock Option Exchange Program described in this communication has not yet commenced. Intel will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (SEC) upon the commencement of the Stock Option Exchange Program. Persons who are eligible to participate in the Stock Option Exchange Program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Stock Option Exchange Program.
In connection with the proposal to be voted on by Intel’s stockholders to approve the Stock Option Exchange Program discussed in this communication, Intel has filed a preliminary proxy statement with the SEC and intends to file other relevant materials with the SEC, including a definitive proxy statement. Intel stockholders are urged to read such materials as and when they become available and before making any voting decision regarding the Stock Option Exchange Program, because they will contain important information about the proposal to be voted on by stockholders with respect to the Stock Option Exchange Program.
Intel stockholders and option holders will be able to obtain the written materials described above and other documents filed by Intel with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, stockholders and option holders may obtain free copies of the documents filed by Intel with the SEC by directing a written request to: Intel Corporation, 2200 Mission College Boulevard, Santa Clara, California, 95054-1549, Attention: Investor Relations.